UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Sunrise Assisted Living, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

86768K 10 6

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86768K 10 6			13G	Page 2 of 6 Pages

1.	Name(s) of Reporting Persons: Paul J. Klaassen **/			I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,102,280

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 3,102,280

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,102,280

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

11.	Percent of Class Represented by Amount in Row (9): 13.9%

12.	Type of Reporting Person (See Instructions): IN

**/ The shares are held jointly by Mr. and Mrs. Klaassen as tenants by the entireties, except for stock options to purchase 175,000 shares of common stock which are held individually by Mr. Klaassen.

CUSIP No. 86768K 10 6			13G	Page 3 of 6 Pages

1.	Name(s) of Reporting Persons: Teresa M. Klaassen **/			I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,927,280

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 2,927,280

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,927,280

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

11.	Percent of Class Represented by Amount in Row (9): 13.2%

12.	Type of Reporting Person (See Instructions): IN

**/ The shares are held jointly by Mr. and Mrs. Klaassen as tenants by the entireties, except for stock options to purchase 175,000 shares of common stock which are held individually by Mr. Klaassen.

CUSIP No. 86768K 10 6	13G	Page 4 of 6 Pages

Item 1.
	(a)	Name of Issuer:
Sunrise Assisted Living, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
7902 Westpark Drive McLean, VA 22102

Item 2.
	(a)	Name of Person Filing:
Paul J. and Teresa M. Klaassen
	(b)	Address of Principal Business Office or, if none, Residence:
7902 Westpark Drive McLean, VA 22102
	(c)	Citizenship:
United States
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
86768K 10 6

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 86768K 10 6	13G	Page 5 of 6 Pages

Item 4.	Ownership.
As of December 31, 2001:
(a) Amount beneficially owned:
3,102,280 (Paul J. Klaassen) 2,927,280 (Teresa M. Klaassen)
(b) Percent of class:
13.9% (Paul J. Klaassen) 13.2% (Teresa M. Klaassen)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
3,102,280 (Paul J. Klaassen) 2,927,280 (Teresa M. Klaassen)
(ii) Shared power to vote or to direct the vote:
None
(iii) Sole power to dispose or to direct the disposition of:
3,102,280 (Paul J. Klaassen) 2,927,280 (Teresa M. Klaassen)
(iv) Shared power to dispose or to direct the disposition of:
None
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

CUSIP No. 86768K 10 6	13G	Page 6 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

By:	/s/ Paul J. Klaassen

Paul J. Klaassen

By:	/s/ Teresa M. Klaassen

Teresa M. Klaassen